SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PG BOOLE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 NORTH MAIN STREET
(No. and Street)

SHERBORN	MA	01770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP G. BOOLE 617-763-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

747 WASHINGTON STREET	HOLLISTON	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

15048515

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/11
KW

OATH OR AFFIRMATION

I, PHILLIP G. BOOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PG BOOLE LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public

TARA MCGRATH
Notary Public
Massachusetts
Commission Expires Aug 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PG BOOLE, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member
PG Boole, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of PG Boole, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The information included in Schedules I, II and III is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the information included in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information included in Schedules I, II and III. In forming our opinion on the information included in Schedules I, II and III, we evaluated whether the information included in Schedules I, II and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2015

PG BOOLE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets:	
Cash	$ 13,968
Prepaid Expenses	1,165
Total Current Assets	15,133
Total Assets	$ 15,133

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 531
Accrued Expenses	4,300
Total Current Liabilities	4,831
Total Liabilities	4,831
Member's Equity:	10,302
Total Liabilities and Member's Equity	$ 15,133

The accompanying notes and independent auditors' report are an integral part of these financial statements.

PG BOOLE. LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Retainer	$ 231,000
Client Reimbursement	13,045
Interest	5
Total Revenues	244,050
Operating Expenses:	
Professional fees	15,960
Occupency	6,233
Regulatory fees	2,405
General and administrative	20,529
Total Operating Expenses	45,127
Net Income	198,923
Member Contributions	4,577
Member Distributions	(204,000)
Member's Equity, beginning of year	10,802
Member's Equity, end of year	$ 10,302

The accompanying notes and independant auditors' repoort are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities	
Net Income	$ 198,923
Net Changes in Operating Assets and Liabilities:	
Prepaid Expenses	(17)
Accounts Payable	(1,211)
Accrue Expenses	(1,150)
Net Cash Provided for Operating Activities	196,545
Cash Flows used by Financing Activities	
Member Contributions	4,577
Member Distributions	(204,000)
Net Cash Provided by Financing Activities	(199,423)
Net Decrease in Cash	(2,878)
Cash, beginning of year	16,846
Cash, end of year	$ 13,968
Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes and independant auditors' report are an integral part of these financial statements.

PG Boole, LLC
Notes to the Financial Statement
December 31, 2014

Note 1 – Nature of Business

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investor throughout the United States. The Company is organized in Massachusetts as a limited Liability Company (LLC).

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than paid.

Equipment

Equipment is stated at cost. Depreciation is provided using the straight line method over the estimated useful life of the equipment of 5 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Equipment

Cost	$ 2,151
Accumulated Depreciation	2,151
Net	$ -

PG Boole, LLC
Notes to the Financial Statement
December 31, 2014

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital pursuant to rule 15c3-1 of $9,137 which was $4,137 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital is .53 to 1.

Note 5 – Income Taxes

The Company is a single member limited liability company taxed as an individual in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company.

The Company has no material uncertain tax provisions to be accounted for in the financial statements.

Note 6 – Commitment and Contingencies

The Company contracted for the accounting and regulatory compliance services. The contract is for a one year period ending December 31, 2014 and requires various monthly and quarterly payments. Expenses for the year ended December 31, 2014 were $12,735.

Note 7 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February 26, 2014, the date the financial statements were available to be issued.

Note 8 – Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 – Concentration of Credit Risk

During the year ended December 31, 2014, one customer accounted for 100% of the revenue.

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2014

Computation of Net Capital	
Total Member's Equity	$ 10,302
Less: Nonallowable Assets	(1,165)
Net Capital	$ 9,137
Computation of Excess Net Capital	
Net Capital as Calculated Above	$ 9,137
Net Capital Requirement	(5,000)
Excess Net Capital	$ 4,137
Computation of Aggregate Indebtedness to Net Capital	
Aggregate Indebtedness	$ 4,831
Net Capital as Calculated Above	9,137
Ratio of Aggregate Indebtedness to Net Capital	0.53 to 1
Reconciliation with Company's Computation	
Net Capital, as reported in the Company's December 31, 2014 Part II (unaudited) FOCUS report	$ 12,637
Net Effect of Audit Adjustments	3,500
Net Capital Reported Above	$ 9,137

See accompanying independent auditor's report.

PG Boole, LLC
Schedule II – Information Relating to Requirements
For Broker-Dealers Under Rule 15c3-3
December 31, 2014

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k) (2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of the SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31,2014.

P G Boole, LLC
Schedule III - Report on Material Inadequacies
Year Ended December 31, 2014

Report on Material Inadequacies

We have audited the financial statements of P G Boole, LLC for the year ended December 31, 2014. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2015

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C. 201 SECTION

Report of Independent Registered Public Accounting Firm

To the Member
PG Boole LLC
Sherborn, Massachusetts

We have reviewed management's statements, included in the accompanying PG Boole, LLC Report of Exemption from SEC Rule 15c3-3, in which PG Boole LLC identified the following provisions of 17 C.F.R. & 15c3-3 (k) under which PG Boole claimed an exemption from 17 C.F.R. & 240.15c3-3 (k) (2) (i) and PG Boole, LLC stated that PG Boole, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PG Boole, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2015

PG Boole, LLC Report of Exemption from SEC Rule 15c3-3

On behalf of PG Boole, LLC, I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- PG Boole, LLC claims an exemption from SEC Rule 15c3-3 under the (K)(2)(i) provision.
- PG Boole, LLC did not hold any customer funds or securities at any time during the year
- PG Boole, LLC met the identified exemption provisions throughout the reporting period of June 1st thru December 31, 2014 without exception.

Stephen J Sussman, FINOP

PG Boole, LLC